Event Cardio Group, Inc.

2798 Thamesgate Drive

Mississauga, Ontario, CANADA

November 26, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

RE: Event Cardio Group, Inc.

Form 8-K

Filed November 17, 2014

File No. 000-52518

Dear Ms. Jenkins:

This correspondence is being filed in response to comments contained in your letter of November 21, 2014 relating to the current report on Form 8-K (File No. 000-52518) of the Company (the "Form 8-K"). The Company’s responses to your comments are set forth below.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.

We have added the following item to the Form 8-K.

ITEM 4.01 CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

(a) On November 14, 2014, 234096 Ontario Inc. (which we refer to as ECG) dismissed Paritz & Company, P.A. (“Paritz”) as ECG’s independent certified public accountants. The decision was approved by the Board of Directors of ECG.

The report of Paritz on ECG’s financial statements for its fiscal years ended August 31, 2013 and 2014 indicated conditions which raised substantial doubt about ECG’s ability to continue as a going concern.  Except as set forth in the preceding sentence, the report of Paritz on ECG’s financial statements for its fiscal years ended August 31, 2013 and 2014 did not contain an adverse opinion or a disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.  During ECG’s fiscal years ended August 31, 2013 and 2014, and the subsequent interim period through the dismissal date, there were no disagreements with Paritz on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Paritz would have caused Paritz to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods and there were no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The Company requested that Paritz furnish it with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the Company’s statements in this Item 4.01. A copy of the letter furnished by Paritz in response to that request, dated November 24, 2014, is filed as Exhibit 16.1 to this Form 8-K.

(b) Effective November 14, 2014, M&K CPAS, PLLC (“M&K”), which served as the Company’s independent certified public accountants prior to consummation of the Share Exchange, was engaged as the Company’s independent registered accounting firm.  During the two most recent fiscal years and the interim periods preceding this engagement of M&K, the Company has not consulted with M&K regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement or event identified in paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Event Cardio Group, Inc.

By: /s/ John Bentivoglio

John Bentivoglio

Chief Executive Officer